Exhibit 99.1

COLOR STAR TECHNOLOGY CO., LTD.

800 3rd Ave, Suite 2800

New York NY 10022

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on November 18, 2020
(or any adjournment or postponement thereof)

October 22, 2020

To the Shareholders of
Color Star Technology Co., Ltd.

Notice is hereby given that the Extraordinary General Meeting of the Shareholders of Color Star Technology Co., Ltd., a Cayman Islands exempted company (the “Company”) will be held on November 18, 2020 at 7:00 a.m. E.T. (i.e., 8:00 p.m., Beijing time) at 57th Fl, Conference Room,109-9 Binhai Ave, Longhua District, Haikou, Hainan, China, 570105, and at any adjourned or postponement thereof. The Extraordinary General Meeting is called for the following purposes:

1.	To consider and vote upon a proposal to increase the authorized share capital of the Company from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares;
2.	To approve the Amendment No.2 to our 2019 Equity Incentive Plan; and
3.	To consider and take action upon such other matters as may properly come before the Extraordinary General Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on October 15, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Extraordinary General Meeting may be examined at the Company’s offices during the 10-day period preceding the Extraordinary General Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Extraordinary General Meeting in person. Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than noon on the day of the Extraordinary General Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. You may obtain directions to the meeting by calling our offices at (212) 220-3967. Shareholders may obtain a copy of these materials, free of charge, by contacting the Corporate Secretary at 800 3rd Ave, Suite 2800, New York NY 10022.

By Order of the Board of Directors,
Biao Lu
Chairman of the Board

IMPORTANT

Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares, unless you direct the nominee holder how to vote, by marking your proxy card.

COLOR STAR TECHNOLOGY CO., LTD.

i

COLOR STAR TECHNOLOGY CO., LTD.

800 3rd Ave, Suite 2800

New York NY 10022

PROXY STATEMENT

for

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To be held on November 18, 2020
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Color Star Technology Co., Ltd. (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at 57th Fl, Conference Room,109-9 Binhai Ave, Longhua District, Haikou, Hainan, China, 570105 on November 18, 2020, at 7:00 a.m. E.T. (i.e., 8:00 p.m., Beijing time) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at (212) 220-3967.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which the notice and access card notifying the shareholders the accessibility and availability of this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about October 26, 2020.

Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the Extraordinary General Meeting. If you hold your shares in street name and wish to vote your shares at the Extraordinary General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following is information regarding the proxy material, Extraordinary General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on October 15, 2020 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Extraordinary General Meeting of Shareholders (“Extraordinary General Meeting”) on the items of business outlined in the Notice of Extraordinary General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Extraordinary General Meeting, including at any adjournments or postponements of the meeting.  You are invited to attend the Extraordinary General Meeting to vote on the proposal described in this proxy statement.  However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail notice and access card notifying you the accessibility and availability of this proxy statement and accompanying proxy card on or about October 26, 2020 to all shareholders entitled to vote at the Extraordinary General Meeting.

Q.	Who may vote and how many votes my I cast?

A.	Only shareholders on the Record Date, October 15, 2020, will be entitled to vote at the Extraordinary General Meeting. On the Record Date, there were 54,161,811 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of share capital outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

●	To consider and vote upon a proposal to increase the number of ordinary shares that the Company is authorized to issue from 75,000,000 to 200,000,000;

●	To consider and vote upon a proposal to approve the Amendment No.2 to our 2019 Equity Incentive Plan; and

●	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

If an item properly comes up for vote at the Extraordinary General Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, your Proxy will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.

You may vote “For” or “Against” the proposal to increase the number of ordinary shares that the Company is authorized to issue from 75,000,000 to 200,000,000, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the proposal to approve the Amendment No.2 to our 2019 Equity Incentive Plan, or “Abstain” from voting on such proposal.

The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Extraordinary General Meeting or vote by proxy using the enclosed proxy card.

●	To vote in person, come to the Extraordinary General Meeting and we will give you a ballot when you arrive; or

●	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. ET on the day of the Extraordinary General Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The amendments to effect the increase in share capital and shares available under the 2019 Incentive Plan are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on this matter, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Extraordinary General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Extraordinary General Meeting.

You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

●	FOR approval of the proposal to increase the number of ordinary shares that the Company is authorized to issue from 75,000,000 to 200,000,000; and
●	FOR approval of the Amendment No.2 to our 2019 Equity Incentive Plan.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	mailing a later dated proxy prior to the Extraordinary General Meeting;

●	delivering a written request in person to return the executed proxy;

●	voting in person at the Extraordinary General Meeting; or

●	providing written notice of revocation to the Corporate Secretary of the Company at: 800 3rd Ave, Suite 2800, New York NY 10022.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Extraordinary General Meeting, we must have a quorum, which means that not less than 33 1/3 percent of the outstanding shares of the Company's ordinary voting stock present in person or by proxy at the Extraordinary General Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Extraordinary General Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions); or

●	attend the Meeting and vote in person.

On October 15, 2020, the record date, there were 54,161,811 ordinary shares outstanding. We will need to have at least an aggregate of 18,052,132 shares in person or by proxy at the Extraordinary General Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.

The proposal to increase the number of ordinary shares that the Company is authorized to issue from 75,000,000 to 200,000,000 will be approved if passed by a simple majority of the votes cast by the shareholders at the Extraordinary General Meeting.

The proposal to approve the Amendment No.2 to our 2019 Equity Incentive Plan will be approved if passed by a simple majority of the votes cast by the shareholders at the Extraordinary General Meeting.

Only shares that are voted are taken into account in determining the proportion of votes cast for the proposal. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://www.colorstarinternational.com/. The information contained in the website is not part of this Proxy Statement. The principal executive office of the Company is located at 800 3rd Ave, Suite 2800, New York NY 10022. The telephone number for the Company is (212) 220-3967.

PROPOSAL NO. 1

INCREASE IN AUTHORIZED SHARES

General

Company proposes as an ordinary resolution:

That the authorized share capital of the Company be increased from US$75,000 divided into 75,000,000 ordinary shares of a par value of US$0.001 each to US$200,000 divided into 200,000,000 ordinary shares of a par value of US$0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing ordinary shares.

The Reasons for the Increase in Authorized Shares

In the judgment of the Company’s Board of Directors, it is desirable and in the best interest of the Company and the shareholders to increase in the Company’s authorized ordinary shares from 75,000,000 to 200,000,000 (“Authorized Share Increase”) so that the Company’s Board of Directors has the flexibility to issue or reserve for issuance ordinary shares for other corporate activities when the Company’s Board of Directors determines that it is in the Company’s best interests and the best interests of its shareholders to do so.

As of the Record Date, the Company had 54,161,811 ordinary shares outstanding. In addition, the Company had reserved 14,076,252 ordinary shares issuable upon the exercise of the outstanding warrants. In addition, the Company intends to reserve an additional 5,400,000 ordinary shares under its 2019 Equity Incentive Plan. Accordingly, only 645,937 ordinary shares are available for other issuance without the Authorized Share Increase. The Board of Directors approved, by unanimous written consent dated October 19, 2020, to increase the number of authorized shares of the ordinary shares from 75,000,000 to 200,000,000, subject to shareholder approval of the proposal.

Except as described herein, the Company has no other immediate definitive plans, understandings, agreements or commitments to issue additional shares of ordinary shares for any purpose. The Company believes that the availability of additional authorized but unissued shares of ordinary shares could be used in various corporate activities. For example, the shares could be utilized in connection with possible future public offerings of equity, financing and acquisition transactions, management incentives and employee benefit plans and other corporate purposes. The shares of ordinary shares would be available for issuance without further action of the shareholders unless such action is required by applicable law or the rules of any securities exchange or market on which the Company securities may be listed or quoted.

The Company has deemed it is important and in the best interest of itself and its shareholders to maintain the flexibility to issue or reserve for issuance ordinary shares for other corporate activities and therefore is hereby seeking the shareholders’ approval to increase the number of ordinary shares that the Company is authorized to issue from 75,000,000 to 200,000,000.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO THE INCREASE IN AUTHORIZED SHARES.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of October 15, 2020 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York NY 10022, and our telephone number is (212) 220-3967.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owners	Number	%(1)
Directors and Executive Officers:
Biao Lu	—	—
Lili Jiang	240,000	*
Xiaoyuan Zhang	—	—
Yingxian Xiang	—	—
Hung-Jen Kuo	—	—
All directors and officers as a group (five individuals)	240,000	*
5% shareholders:
Hou Sing International Business Limited	3,825,395	7.06%
Liang Li	4,170,000	7.70%
Jie Yang	3,000,000	5.54%

*	Less than 1%

(1)	Applicable percentage of ownership is based on 54,161,811 ordinary shares outstanding as of October 15, 2020, for each shareholder.

PROPOSAL NO. 2

APPROVAL OF THE AMENDMENT NO.2 TO OUR 2019 EQUITY INCENTIVE PLAN

Our Board of Directors, acting upon the recommendation of the Board of Directors’ Compensation Committee (the “Compensation Committee”), has approved the Amendment No.2 to our 2019 Equity Incentive Plan (the “Plan”) to increase the number of the ordinary shares that are reserved thereunder by 5,400,000 shares from 1,136,000 shares to 6,536,000 shares (the “Amendment No.2”). The Board recommends the Amendment No.2 be approved and adopted by the Company’s shareholders and directs that such proposal be submitted at the Extraordinary General Meeting.

 As of the Record Date, we had issued ordinary shares or options to purchase our ordinary shares in an aggregate of approximately 420,000 shares and approximately 716,000 ordinary shares were available for issuance under the Plan. There were two participants of the Plan as of the Record Date.

The Compensation Committee has reviewed the Plan and determined that the Plan requires additional available shares for issuance to provide flexibility with respect to stock-based compensation that the Compensation Committee believes is necessary to establish appropriate long-term incentives to achieve our objectives. Our Board believes that it is advisable to increase the 1,136,000 share limit to 6,536,000 shares in order to attract and compensate employees, officers, directors and other eligible participants upon whose judgment, initiative and effort we depend. The issuance of award under the Plan to these eligible participants is designed to align the interests of such participants with those of our shareholders.

The proposed Amendment No.2 to the Plan increases the number of ordinary shares that may be issued as awards under the Plan by 5,400,000 shares. As amended, the Plan will continue to provide that all of the shares authorized for issuance (including the increased shares) may be granted as incentive share options as long as other awards pursuant to the Plan and the Plan will also continue to provide for appropriate adjustments in the number of shares in the event of a stock dividend, recapitalization, merger or similar transaction. A copy of the Amendment is attached hereto as Appendix A and is incorporated by reference herein.

Description of the Plan

Administration.  Our Compensation Committee will administer the Plan. The Committee will have the authority to determine the terms and conditions of any agreements evidencing any Awards granted under the Plan and to adopt, alter and repeal rules, guidelines and practices relating to the Plan. Our Compensation Committee will have full discretion to administer and interpret the Plan and to adopt such rules, regulations and procedures as it deems necessary or advisable.

Eligibility.  Current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. Our Compensation Committee has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan.

Number of Shares Authorized.  Prior to the adoption of the Amendment No. 2, the Plan provides for an aggregate of One Million One Hundred and Thirty Six Thousand (1,136,000) ordinary shares to be available for awards.  If an award is forfeited or if any option terminates, expires or lapses without being exercised, the ordinary shares subject to such award will again be made available for future grant. Ordinary shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

Each ordinary share subject to an Option or a Share Appreciation Right will reduce the number of ordinary shares available for issuance by one share, and each ordinary share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of ordinary shares available for issuance by one share.

If there is any change in our corporate capitalization, the Compensation Committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our Plan, the number of shares covered by awards then outstanding under our Plan, the limitations on awards under our Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine appropriate.

The Plan will have a term of ten years and no further awards may be granted under the Plan after that date.

Awards Available for Grant.  Our Compensation Committee may grant awards of Non-Qualified Share Options, Incentive (qualified) Share Options, Share Appreciation Rights, Restricted Shares, Restricted Share Units, Share Bonus Awards, Performance Compensation Awards (including cash bonus awards) or any combination of the foregoing.

Options.  Our Compensation Committee will be authorized to grant Options to purchase Common Shares that are either “qualified,” meaning they are intended to satisfy the requirements of Code Section 422 for incentive share options, or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under the Plan will be subject to the terms and conditions established by our Compensation Committee. Under the terms of the Plan, the exercise price of the Options will be set forth in the applicable Award agreement. Options granted under the Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by our Compensation Committee and specified in the applicable Award agreement. The maximum term of an option granted under the Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% shareholder).

Share Appreciation Rights. Our Compensation Committee will be authorized to award Share Appreciation Rights (or SARs) under the Plan. SARs will be subject to the terms and conditions established by our Compensation Committee. An SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An Option granted under the Plan may include SARs and SARs may also be awarded to a participant independent of the grant of an Option. SARs granted in connection with an Option shall be subject to terms similar to the Option corresponding to such SARs. SARs shall be subject to terms established by our Compensation Committee and reflected in the Award agreement.

Restricted Shares.  Our Compensation Committee will be authorized to award Restricted Shares under the Plan. Our Compensation Committee will determine the terms of such Restricted Shares awards. Restricted Shares are ordinary shares that generally are non-transferable and subject to other restrictions determined by our Compensation Committee for a specified period. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the restricted period, then any unvested Restricted Shares are forfeited.

Restricted Share Unit Awards.  Our Compensation Committee will be authorized to award Restricted Share Unit awards. Our Compensation Committee will determine the terms of such Restricted Share Units. Unless our Compensation Committee determines otherwise or specifies otherwise in an Award agreement, if the participant terminates employment or services during the period of time over which all or a portion of the units are to be earned, then any unvested units will be forfeited.

Share Bonus Awards.  Our Compensation Committee will be authorized to grant awards of unrestricted Common Shares or other awards denominated in Common Shares, either alone or in tandem with other awards, under such terms and conditions as our Compensation Committee may determine.

Performance Compensation Awards.  Our Compensation Committee will be authorized to grant any award under the Plan in the form of a Performance Compensation Award by conditioning the vesting of the award on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination thereof, as determined by the Committee.

Transferability.  Each award may be exercised during the participant’s lifetime only by the participant or, if permissible under applicable law, by the participant’s guardian or legal representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution. Our Compensation Committee, however, may permit awards (other than incentive share options) to be transferred to family members, a trust for the benefit of such family members, a partnership or limited liability Company whose partners or shareholders are the participant and his or her family members or anyone else approved by it.

Amendment.  The Plan will have a term of ten years. Our Board may amend, suspend or terminate the Plan at any time; however, shareholder approval to amend the Plan may be necessary if the law or the rules of the national exchange so requires. No amendment, suspension or termination will impair the rights of any participant or recipient of any Award without the consent of the participant or recipient.

Change in Control.  Except to the extent otherwise provided in an Award agreement or as determined by the Compensation Committee in its sole discretion, in the event of a Change in Control, all outstanding options and equity awards (other than performance compensation awards) issued under the Plan will become fully vested and performance compensation awards will vest, as determined by our Compensation Committee, based on the level of attainment of the specified performance goals.

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Extraordinary General Meeting. If any other matters should properly come before the Extraordinary General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Requests for copies of Proxy materials should be directed to Corporate Secretary at 800 3rd Ave, Suite 2800, New York NY 10022.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Color Star Technology Co., Ltd., 800 3rd Ave, Suite 2800, New York NY 10022. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Action Stock Transfer. Its address is 2469 E. Fort Union Blvd, Suite 214, Salt Lake City, UT 84121, and its telephone number is (801) 274-1088.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Biao Lu
Chairman of the Board

October 22, 2020

Appendix A

AMENDMENT NO. 2 TO

COLOR STAR TECHNOLOGY CO., LTD.

2019 EQUITY INCENTIVE PLAN

Color Star Technology Co., Ltd. (the “Company”) previously approved and adopted the Amendment No. 1 to the 2019 Equity Incentive Plan (the “Plan”) to encourage the Plan’s participants to acquire and hold shares in the Company as an added incentive to remain with the Company and increase their efforts in promoting the interests of the Company, and to enable the Company to attract and retain capable individuals. By this Amendment No.2, the Company desires to amend the Plan to increase the number of shares available under the Plan.

1. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Plan.

2. The effective date of this Amendment to the Plan shall be November 18, 2020, upon the shareholders’ approval.

3. Section 5(b) of the Plan is amended and restated in its entirety as follows:

5. Grant of Awards; Shares Subject to this Plan; Limitations.

(b) Subject to Section 3, Section 11 and Section 12 of this Plan, the Committee is authorized to deliver under this Plan an aggregate of Six Million Five Hundred and Thirty Six Thousand (6,536,000) Ordinary Shares. Each Ordinary Share subject to an Option or a Share Appreciation Right will reduce the number of Ordinary Shares available for issuance by one share, and each Ordinary Share underlying an Award of Restricted Share, Restricted Share Units, Share Bonus Awards and Performance Compensation Awards will reduce the number of Ordinary Shares available for issuance by one share.

4. This Amendment No.2 shall amend only the provisions of the Plan as set forth herein. Those provisions of the Plan not expressly amended hereby shall be considered in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment No. 2 to be executed by its duly authorized representative on this October 22, 2020.

Color Star Technology Co., Ltd.

By:	/s/ Biao Lu
Name:	Biao Lu
Title:	Chief Executive Officer